FILE No. 823437

Corficolombiana

RECEIVED

2009 FEB 12 A 10:50

Best Available Copy

Cali, February 06, 2009

09045331

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

PROCESSED

MAR 2 2009

THOMSON REUTERS

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish and English notice to the Common Assembly Meeting
   The notice to assembly meeting of non-voting preferred dividend shareholders and common shareholders was published on January 30, 2009 on La Republica and El Pais newspapers.

2. Spanish and English Profit or Loss Project to be submitted to the Assembly Meeting
   The Board of Directors unanimously approved the project distribution project for the July-December 2008 period under the terms provided on the attached document. Such project shall be submitted to the consideration of the Shareholders General Assembly Meeting.

3. Reform to the by-laws
   The Board of Directors approved to submit to the consideration of the Shareholders General Assembly Meeting to be held on March 3, 2009 the capital increase authorized by CFC by 100 million Colombian pesos.

Corficolombiana

4. Board of Directors Decisions
The Board of Directors decided to call the non-voting preferred dividend and common shareholders to a Shareholders General Assembly Meeting to be held on March 3, 2009.

5. Spanish and English Shareholders`Representation (Resolution 116, of February 27/2002)
The Board of Directors maintained in force the Regulation it had adopted to assure compliance with provisions contained on Resolution 116 of 2002.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

Corficolombiana

RECEIVED
2009 FEB 12 A 10:50

Cali, February 06, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish and English notice to the Common Assembly Meeting
   The notice to assembly meeting of non-voting preferred dividend shareholders and common shareholders was published on January 30, 2009 on La Republica and El Pais newspapers.

2. Spanish and English Profit or Loss Project to be submitted to the Assembly Meeting
   The Board of Directors unanimously approved the project distribution project for the July-December 2008 period under the terms provided on the attached document. Such project shall be submitted to the consideration of the Shareholders General Assembly Meeting.

3. Reform to the by-laws
   The Board of Directors approved to submit to the consideration of the Shareholders General Assembly Meeting to be held on March 3, 2009 the capital increase authorized by CFC by 100 million Colombian pesos.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

Corficolombiana

4. Board of Directors Decisions
   The Board of Directors decided to call the non-voting preferred dividend and common shareholders to a Shareholders General Assembly Meeting to be held on March 3, 2009.

5. Spanish and English Shareholders`Representation (Resolution 116, of February 27/2002)
   The Board of Directors maintained in force the Regulation it had adopted to assure compliance with provisions contained on Resolution 116 of 2002.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

FILE No. 823437

Corficolombiana

2009 FEB 12 A 10:

RIDER 1

Notice to the Common Assembly Meeting

The notice to assembly meeting of non-voting preferred dividend shareholders and common shareholders was published on January 30, 2009 on La Republica and El Pais newspapers.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

Corficolombiana

THE PRESIDENT OF
CORPORACION FINANCIERA COLOMBIANA S.A.
IS HEREBY CALLING:

To the General Assembly Meeting of Non-Voting Preferred Dividend Stockholders, to be held on March 3, 2009, at 12 M. at Calle 72 No. 7-64, piso P.H., Club de Banqueros, in the city of Bogota, D.C., to advise on the General Assembly Meeting of Common Shareholders.

He is also calling the Common Stockholders and the Non-Voting Preferred Dividend Stockholders to the General Assembly Meeting of Common Stockholders to be held on March 3, 2009 at 2:00 p.m. at Calle 72 No. 7-64,piso P.H., Club de Banqueros, in the city of Bogota, D.C.,

The order of the day is the following:

1. Reading of the Order of the Day
2. Quorum verification and approval.
3. Appointment of a commission to approve the minute of the Assembly Meeting.
4. CFC`s Board of Directors and President`s report on the July-December 2008 period.
5. Individual and consolidated financial statements as of December 31, 2008.
6. Statutory Auditor`s report.
7. Approval of the management reports and financial statements.
8. Profit distribution project
9. Amendment to article 6 of the by-laws – Authorized capital increase.
10. Report of the Board of Directors on the Audit Committee`s performance.
11. Election of the Board of Directors and determination of fees.
12. Election of the Statutory Auditor and determination of fees and resources for its operation.
13. Appointment of the Customer Defense Counsel and appropriations for his performance.
14. Report on donations
15. Proposals and miscellaneous

The documents required by the law shall be available to the shareholders at the CFC's Secretary's Office (at Carrera 13 No. 26-45 Piso 8 in the city of Bogota), within fifteen days previous to the assembly meeting.

Any shareholder who may not personally attend the Assembly Meetings is kindly requested to appoint proxies to represent him through a written communication sent to the Corporation's President, indicating the principal and agent`s name, the name of the individual who may substitute the agent as the case may be, the date of the Assembly meeting for which the power is granted, and the types of shares represented. It has been agreed that except in the case of legal representation, CFC`s managers and employees may not represent any shares other than their own nor, substitute the powers they have been conferred.

JOSE ELIAS MELO ACOSTA
President

Corficolombiana

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

BOGOTÁ

OEA alienta reconciliación entre Ecuador y Colombia

Tras hacer evaluación, el organismo no ve obstáculos para normalización de las relaciones entre ambos países .

Resumen de agencias

La Misión de Buenos Oficios instituida por la Organización de Estados Americanos (OEA) para buscar que Ecuador y Colombia restablezcan sus relaciones no ha encontrado obstáculos adicionales que impidan la normalización diplomática.

"No vemos ningún obstáculo que dificulte aún más la situación", declaró ayer la panameña Katherine McAleer, asistente del director del Departamento de Asuntos Democráticos y Políticos de la OEA, el boliviano Víctor Rico.

"Lo que nosotros vemos es que los dos países están tratando de hacer lo posible dentro del marco de políticas internas para que las relaciones se normalicen", agregó la diplomática.

McAleer dijo que así lo percibieron los expertos de cinco países miembros de la OEA que viajaron a Colombia entre los días 22 y 25 de enero pasados.

Se trató de una comisión de verificación que fue encabezada por Rico, presó McAleer.

La asistente de Rico dijo que la frontera "es una zona muy complicada en cuanto a los grupos armados ilegales y también en cuanto al narcotráfico", pero observó que Colombia hace lo posible para mejorar la seguridad allí, que será reforzada con una nueva unidad militar conjunta con 27.000 efectivos.

Pese al positivo anuncio, la OEA desautorizó las declaraciones de McAleer al señalar que ella no tiene autoridad para hablar del conflicto entre Colombia y Ecuador. En un comunicado, la OEA explicó que "corresponde únicamente al secretario José Miguel Insulza o a Víctor Rico emitir declaraciones sobre las gestiones que adelanta la Misión.

Posible encuentro de cancilleres

De otro lado, ayer se conoció que los cancilleres de Colombia, Jaime Bermúdez, y de Ecuador, Fander Falconi, podrían coincidir en una reunión que será inaugurada el 9 de febrero en Pasto por el secretario general de la OEA, José Miguel Insulza, según los organizadores.

cilleres estén presentes.

La investigadora Socorro Ramírez, integrante del equipo organizador de la cita, reconoció que Ecuador "parecería que no considera conveniente ir", debido a que las relaciones entre los dos países están rotas.

Sin embargo, insistió en que la invitación ha sido cursada a Falconi, mientras Bermúdez ya ha confirmado su presencia.

"Llevamos un año de agresiones ver-



Observación. Tras realizar una visita técnica a territorio colombiano, focalizada en los puntos fronterizos, la misión de la OEA se dirigirá a Ecuador para realizar inspecciones similares.

Bogotá anunció el domingo la creación de una unidad militar de élite para mejorar el control de la frontera con Ecuador, en un gesto tendiente a normalizar las relaciones diplomáticas.

Antecedentes de la misión

- **Una vez que el comité realice sus** verificaciones en territorio ecuatoriano, que incluye una visita a la frontera norte con Colombia, el equipo elaborará y entregará a Insulza un informe.
- **La Misión de Buenos Oficios fue** establecida para facilitar que Quito y Bogotá reanuden sus relaciones, rotas el 3 de marzo del 2008 por el presidente ecuatoriano, Rafael Correa, en represalia por un bombardeo colombiano a una base de las Farc en las selvas del norte de su país.
- **En la acción, llevada a cabo el 1 de** marzo del año pasado, fue abatido el segundo al mando y portavoz internacional de las Farc, alias Raúl Reyes y murió otra decena de personas.

Insulza.

El comité se reunió en Bogotá con los ministros de Relaciones Exteriores, Jaime Bermúdez, y de Defensa, Juan Manuel Santos, así como con altos mandos militares y policiales, para después desplazarse al Putumayo, departamento de la frontera sur con Ecuador.

La visita "fue satisfactoria y nos abrió mucho los ojos, mucho a la situación y la información que tienen al respecto", expresaron su confianza en que ambos can- que se celebrará los días 9 y 10 de febrero y será inaugurada por Insulza en Pasto, capital del departamento de Nariño, fronterizo con Ecuador.

La OEA, el Programa de Naciones Unidas para el Desarrollo (Pnud) y el Instituto de Estudios Políticos y Relaciones Internacionales, perteneciente a la Universidad Nacional de Colombia, son los organizadores de este encuentro y ex-presaron su confianza en que ambos can-

La experta observó que más que entre los dos gobiernos, la "tensión fuerte" que ha reinado en este periodo ha sido entre el mandatario ecuatoriano, Rafael Correa, y Álvaro Uribe.

Por ese motivo, la investigadora consideró que la reunión de Pasto es una oportunidad única para que ambos cancilleres se encuentren al lado del Secretario General de la OEA, mediador en el conflicto diplomático.

puede sustituirlo, si es del caso, la fecha de la Asamblea para la que se confiera y la clase de acciones que representa. Se recuerda que, salvo los casos de representación legal, los administradores y empleados de la Corporación no podrán representar acciones distintas de las propias ni sustituir los poderes que se les confieran.

JOSE ELÍAS MELO ACOSTA
Presidente

Corficolombiana

VENEZUELA

Atacan a ex ministro de Defensa antichavista

Agencia AP

El ex ministro de la Defensa de Venezuela, general retirado Raúl Isaías Baduel, fue atacado ayer por desconocidos quienes le hicieron varios disparos con arma fuego y le lanzaron bombas lacrimógenas sin herirlo, en una universidad de la ciudad de Valencia.

Baduel dijo al canal Globovisión que resultó ileso del ataque de desconocidos quienes en medio de una conferencia con estudiantes de la Universidad de Carabobo, iniciaron la agresión.

"Acciones como ésta no son más que un acicate para seguir dando mi aporte", indicó Baduel al asegurar que mantendrá su oposición contra el gobierno de Hugo Chávez y la propuesta de enmienda constitucional que impulsa para lograr la reelección ilimitada.

Iván Uzcátegui, presidente de la Federación de Centros Universitarios de Carabobo, declaró que los agresores estaban con camisas rojas, boinas verdes, y gorras alusivas al Che Guevara.



BLOOMBERG

Con la mujer que dio nombre a la norma a su lado, el Presidente, Barack Obama, firmó la *ley de Pagos Justos Lilly Ledbetter en una ceremonia en la Casa Blanca.*

EE.UU. Ledbetter era la supervisora peor remunerada de Goodyear

Obama firma ley de pagos justos

Washington

El presidente de Estados Unidos, Barack Obama, firmó su primera ley, dando una victoria a defensores de los derechos laborales y de la mujer al revocar una decisión de 2007 de la Corte Suprema que dificultaba las demandas por discriminación salarial.

Con la mujer que dio nombre a la ley a su lado, Obama firmó la ley de Pagos Justos Lilly Ledbetter en una ceremonia en la Casa Blanca. El Congreso, con mayoría demócrata, aprobó la medida y muchos líderes asistieron a la firma.

"Firmar esta propuesta es enviar un mensaje claro: que hacer fun*cionar nuestra economía significa* asegurarse de que funcione para todos, que no hay ciudadanos de *segunda clase en nuestros lugares* de trabajo", afirmó el presidente demócrata.

La igualdad de salarios fue un tema delicado durante la campaña electoral presidencial del año pasado, especialmente entre sindicatos y mujeres votantes. En promedio, las mujeres estadounidenses cobran 23 por ciento menos que los hombres, mientras que mujeres pertenecientes a minorías reciben aún menos.

Ledbetter es una mujer de Alabama que descubrió, tras 19 años empleada en Goodyear Tire & Rubber, que era la supervisora peor pagada en su planta pese a *tener más* experiencia que varios colegas hombres.

Un jurado dictaminó que fue *víctima* de discriminación. Pero durante el Gobierno de George W. Bush, la Corte Suprema en una decisión de 5 a 4 votos revirtió lo que críticos describieron como décadas de precedentes legales al declarar que las demandas por discriminación deben ser presentadas dentro de los 180 días siguientes a la *primera infracción*. La corte rechazó el alegato de la Comisión de Igualdad de Oportunidades de Empleo de que cada nuevo sueldo discriminatorio provoca un nuevo estatuto de limitaciones de 180 días.

La ley firmada por Obama enmienda el Acta de Derechos Civiles de 1964 para poner el antiguo estándar de la Comisión de *Igualdad de Oportunidades* de Empleo en ley y cubre discriminaciones en pagos basadas en *género, raza, país de origen*, religión, edad y discapacidades.

REUTERS

ANÁLISIS

REUTERS

Competencia telefónica con nueva regla

México D.F.

Un inminente cambio en la regulación de telecomunicaciones en México, que obligaría a la mayor telefónica fija Telmex a compartir su red con rivales más pequeños, daría un ansiado impulso a la competencia en el sector, dijeron analistas.

El nuevo Plan Fundamental de Interconexión establece que las empresas deben ofrecer a sus competidoras acceso a su red "con cuando menos las mismas condiciones y la misma calidad de servicio" que utilizan para su propia operación, es decir, a precios razonables.

Según algunos analistas, el proyecto (que podría ser publicado en febrero) representa una *apertura irrestricta de la red de* Telmex, la empresa del magnate Carlos Slim que controla 90 por ciento de las líneas fijas del país y buena parte de la infraestructura de telefonía fija.

Telefónicas más chicas como Axtel y Maxcom, y firmas de TV por cable que están incursionando en telefonía al hogar como Cablevisión y Megacable *podrían beneficiarse.*

Pero Telmex, un ex monopolio estatal privatizado en la *década de 1990*, advirtió esta semana que el proyecto "es en realidad un reglamento de desagregación de redes que inhibirá las inversiones y no garantiza beneficios para el consumidor".

Luego de haber obtenido la autorización de otro regulador, la Cofetel ya puede publicar el plan en el Diario Oficial.

Aunque el nuevo plan para compartir *las redes fijas* no es una solución inmediata, abre el camino a una lucha más pareja en el sector, *según expertos.*

En un mercado en el que la convergencia de servicios de nueva generación y la ofertas de paquetes como el "triple play" (TV de paga, teléfono e internet). Las autoridades ya habían advertido a Telmex que debía cumplir con condiciones de interconexión antes de considerar levantarle restricciones a la oferta de televisión que fueron impuestas en su título de concesión.

Fecha	Ciudad/Municipio/Zona
02 y 03 de febrero de 2009	Atlántico / Barranquilla
02 y 03 de febrero de 2009	Atlántico
03 y 04 de febrero de 2009	Meta - Guaviare y Villavicencio
03 y 04 de febrero de 2009	Meta
03 y 04 de febrero de 2009	Meta - San José del Guaviare

COMCEL

del Cargo Fijo asignada al Estrato 3 para clientes de los Municipios de ARAUCA, excepto la capital del Departamento, inscritos en el Plan Básico.

La tarifa correcta, que aplicará a partir del día viernes 16 de Enero de 2009 es de $8.018 IVA incluido.

que los reclamantes deben ABSTENERSE de presentar reclamaciones POR ESTE CONCEPTO ante la Agente Interventora de ELITE ENTERTAINMENT TELEVISION S.A. hoy en intervención.
C) INFORMA a todos los ex trabajadores de ELITE ENTERTAINMENT TELEVISION S.A. hoy en intervención, que de lo preceptuado en el presente COMUNICADO se dará aviso a todas las entidades del sistema integral de seguridad social (Fondos de Pensiones, E.P.S., A.R.P), a las Cajas de Compensación Familiar y a los Fondos de Cesantías correspondientes, que se han dado por terminado todos los contratos de trabajo que la Sociedad ELITE ENTERTAINMENT TELEVISION S.A. en intervención tenía suscritos para los fines legales a que haya lugar.
5. El presente COMUNICADO se publica en un diario de amplia circulación, y en la pagina internet abajo indicada, con el fin de otorgar publicidad de las declaraciones e informes en él contenidas.

Agente Interventora **Bogotá, 30 de Enero de 2.009**

PARA MAYORES INFORMES PUEDE
consultar la página Internet : www.dmgholdingintervenida.com.co
o en la Oficina ubicada en la Calle 89 No. 21-67 Teléfono 3078101 - Bogotá

PRODUCTOS NATURALES DMG LTDA. EN INTERVENCIÓN

COMUNICADO 001 del 30 de enero de 2009

La Agente Interventora de **PRODUCTOS NATURALES DMG LTDA. EN INTERVENCIÓN**, obrando en su carácter de representante legal de esta sociedad intervenida y en uso de las facultades legales conferidas por el Decreto Legislativo 4334 del 17 de noviembre de 2008, éste último modificado y adicionado por los Decretos Legislativos 4705 del 15 de diciembre de 2008 y 044 del 14 de enero de 2009, y en las demás normas concordantes, conexas y complementarias aplicables enunciadas en la citada normativa,

COMUNICA
A TODOS LOS INTERESADOS EN EL PROCESO DE INTERVENCIÓN

1.- Que mediante Decreto Legislativo 4333 del 17 de noviembre de 2008 se declaró la Emergencia Social y mediante el Decreto Legislativo 4334 del 17 de noviembre de 2008, adicionado y modificado por los decretos 4705 del 15 de diciembre de 2008 y 044 del 14 de enero de 2009, se expidió el procedimiento de intervención en desarrollo del Decreto 4333 de 2008.
2.- En desarrollo de los Decretos enunciados, la Superintendencia de Sociedades mediante Auto No. 400-016699, del 12 de diciembre de 2008, complementado mediante Auto 400-017848 del 19 de diciembre de 2008, ordenó la intervención de la firma **PRODUCTOS NATURALES DMG LTDA.** con NIT 900077272-2.
3.- La intervención de la sociedad **PRODUCTOS NATURALES DMG LTDA.** conllevó a partir del 19 de diciembre de 2008 la cesación de las actividades societarias adelantadas por la sociedad intervenida, siendo consecuencia de ello la no continuación de la prestación de servicios por parte de sus trabajadores.
4. Con fundamento en el artículo 9º del Decreto Legislativo 4705 del 15 de diciembre de 2008, que facultó a los Agentes Interventores para terminar los contratos de trabajo de la sociedades que hubieran sido intervenidas en desarrollo de los Decretos Legislativos arriba enunciados, **COMUNICA** que:
A) DECLARA que todos los contratos de trabajo que **PRODUCTOS NATURALES DMG LTDA.** hoy en intervención tenía suscritos con sus trabajadores, se terminaron el pasado 19 de diciembre de 2008, con fundamento en el numeral 12 del artículo 9º del Decreto Legislativos 4334 del 17 de noviembre de 2008, adicionado por el artículo 9º del Decreto Legislativo 4705 del 15 de diciembre de 20008, normas que le son aplicables a la sociedad **PRODUCTOS NATURALES DMG LTDA.** por haber sido intervenida mediante Auto número 400-016699, del 12 de diciembre de 2008, complementado mediante Auto 400-017848 del 19 de diciembre de 2008, proferidos por la Superintendencia de Sociedades, lo que conllevó desde el 19 de diciembre de 2008 a la cesación definitiva de la actividad societaria que venía siendo adelantada por la sociedad **PRODUCTOS NATURALES DMG LTDA.** hoy en intervención.
B) INFORMA a todos los ex trabajadores de **PRODUCTOS NATURALES DMG LTDA.** hoy en intervención, que las acreencias e indemnizaciones de carácter laboral a las que tuvieren derecho, se tramitaran de acuerdo a lo establecido en el artículo 9º del Decreto Legislativo 4705 del 15 de diciembre de 2008, dentro del proceso de liquidación de **PRODUCTOS NATURALES DMG LTDA.** hoy en intervención, y de conformidad con las reglas señaladas en la Ley 1116 de 2006, y por lo tanto tales reclamaciones deben ser presentadas ante el proceso de Liquidación en el cual serán materia de calificación y graduación, y el que se iniciara una vez declarada la terminación de esta intervención, por lo que los reclamantes deben **ABSTENERSE de presentar reclamaciones POR ESTE CONCEPTO** ante la Agente Interventora de **PRODUCTOS NATURALES DMG LTDA.** hoy en intervención.
C) INFORMA a todos los ex trabajadores de **PRODUCTOS NATURALES DMG LTDA.** hoy en intervención, que de lo preceptuado en el presente COMUNICADO se dará aviso a todas las entidades del sistema integral de seguridad social (Fondos de Pensiones, E.P.S., A.R.P), a las Cajas de Compensación Familiar y a los Fondos de Cesantías correspondientes, que se han dado por terminado todos los contratos de trabajo que la Sociedad PRODUCTOS NATURALES DMG LTDA. en intervención tenía suscritos para los fines legales a que haya lugar.
5. El presente COMUNICADO se publica en un diario de amplia circulación, y en la pagina internet abajo indicada, con el fin de otorgar publicidad de las declaraciones e informes en él contenidas.

Agente Interventora **Bogotá, 30 de Enero de 2.009**

PARA MAYORES INFORMES PUEDE
consultar la página Internet : www.dmgholdingintervenida.com.co
o en la Oficina ubicada en la Calle 89 No. 21-57 Teléfono 3078101 - Bogotá

INVERSORA PARIS DE MALTA S.A. EN INTERVENCIÓN

COMUNICADO 001 del 30 de enero de 2009

La Agente Interventora de **INVERSORA PARIS DE MALTA S.A. EN INTERVENCIÓN**, obrando en su carácter de representante legal de esta sociedad intervenida y en uso de las facultades legales conferidas por el Decreto Legislativo 4334 del 17 de noviembre de 2008, éste último modificado y adicionado por los Decretos Legislativos 4705 del 15 de diciembre de 2008 y 044 del 14 de enero de 2009, y en las demás normas concordantes, conexas y complementarias aplicables enunciadas en la citada normativa,

COMUNICA
A TODOS LOS INTERESADOS EN EL PROCESO DE INTERVENCIÓN

1.- Que mediante Decreto Legislativo 4333 del 17 de noviembre de 2008 se declaró la Emergencia Social y mediante el Decreto Legislativo 4334 del 17 de noviembre de 2008, adicionado y modificado por los decretos 4705 del 15 de diciembre de 2008 y 044 del 14 de enero de 2009, se expidió el procedimiento de intervención en desarrollo del Decreto 4333 de 2008.
2.- En desarrollo de los Decretos enunciados, la Superintendencia de Sociedades mediante Auto No. 400-016699, del 12 de diciembre de 2008, complementado mediante Auto 400-017848 del 19 de diciembre de 2008, ordenó la intervención de la firma **INVERSORA PARIS DE MALTA S.A.** con NIT 900201606-5.
3.- La intervención de la sociedad **INVERSORA PARIS DE MALTA S.A.** conllevó a partir del 19 de diciembre de 2008 la cesación de las actividades societarias adelantadas por la sociedad intervenida, siendo consecuencia de ello la no continuación de la prestación de servicios por parte de sus trabajadores.
4. Con fundamento en el artículo 9º del Decreto Legislativo 4705 del 15 de diciembre de 2008, que facultó a los Agentes Interventores para terminar los contratos de trabajo de la sociedades que hubieran sido intervenidas en desarrollo de los Decretos Legislativos arriba enunciados, **COMUNICA** que:
A) DECLARA que todos los contratos de trabajo que **INVERSORA PARIS DE MALTA S.A.** hoy en intervención tenía suscritos con sus trabajadores, se terminaron el pasado 19 de diciembre de 2008, con fundamento en el numeral 12 del artículo 9º del Decreto Legislativos 4334 del 17 de noviembre de 2008, adicionado por el artículo 9º del Decreto Legislativo 4705 del 15 de diciembre de 20008, normas que le son aplicables a la sociedad **INVERSORA PARIS DE MALTA S.A.** por haber sido intervenida mediante Auto número 400-016699, del 12 de diciembre de 2008, complementado mediante Auto 400-017848 del 19 de diciembre de 2008, proferidos por la Superintendencia de Sociedades, lo que conllevó desde el 19 de diciembre de 2008 a la cesación definitiva de la actividad societaria que venía siendo adelantada por la sociedad **INVERSORA PARIS DE MALTA S.A.** hoy en intervención.
B) INFORMA a todos los ex trabajadores de **INVERSORA PARIS DE MALTA S.A.** hoy en intervención, que las acreencias e indemnizaciones de carácter laboral a las que tuvieren derecho, se tramitaran de acuerdo a lo establecido en el artículo 9º del Decreto Legislativo 4705 del 15 de diciembre de 2008, dentro del proceso de liquidación de **INVERSORA PARIS DE MALTA S.A.** hoy en intervención, y de conformidad con las reglas señaladas en la Ley 1116 de 2006, y por lo tanto tales reclamaciones deben ser presentadas ante el proceso de Liquidación en el cual serán materia de calificación y graduación, y el que se iniciara una vez declarada la terminación de esta intervención, por lo que los reclamantes deben **ABSTENERSE de presentar reclamaciones POR ESTE CONCEPTO** ante la Agente Interventora de **INVERSORA PARIS DE MALTA S.A.** hoy en intervención.
C) INFORMA a todos los ex trabajadores de **INVERSORA PARIS DE MALTA S.A.** hoy en intervención, que de lo preceptuado en el presente COMUNICADO se dará aviso a todas las entidades del sistema integral de seguridad social (Fondos de Pensiones, E.P.S., A.R.P), a las Cajas de Compensación Familiar y a los Fondos de Cesantías correspondientes, que se han dado por terminado todos los contratos de trabajo que la Sociedad INVERSORA PARIS DE MALTA S.A. en intervención tenía suscritos para los fines legales a que haya lugar.
5. El presente COMUNICADO se publica en un diario de amplia circulación, y en la pagina internet abajo indicada, con el fin de otorgar publicidad de las declaraciones e informes en él contenidas.

Agente Interventora **Bogotá, 30 de Enero de 2.009**

PARA MAYORES INFORMES PUEDE
consultar la página Internet : www.dmgholdingintervenida.com.co
o en la Oficina ubic: da en la Calle 89 No. 21-67 Teléfono 3078101 - Bogotá

EL PRESIDENTE DE LA CORPORACIÓN FINANCIERA COLOMBIANA S.A.

SE PERMITE CONVOCAR

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 3 de marzo de 2009 a las doce del día (12 m), en la Calle 72 No. 7-64 piso P.H., Club de Banqueros, de la ciudad de Bogotá, D.C., para informarles sobre la realización de la Asamblea General Ordinaria de Accionistas.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 3 de marzo de 2009 a partir de las 2:00 p.m., en la Calle 72 No. 7-64 piso P.H., Club de Banqueros, de la ciudad de Bogotá, D.C.

El orden del día que se propondrá a los señores Accionistas es el siguiente:

1. Verificación del quórum.
2. Lectura y aprobación del orden del día.
3. Designación de la comisión para aprobación del acta de la Asamblea.
4. Informes de la Junta Directiva y del Presidente de la Corporación correspondientes al ejercicio julio - diciembre de 2008.
5. Estados financieros individuales y consolidados con corte a 31 de diciembre de 2008.
6. Dictamen del Revisor Fiscal.
7. Aprobación de los informes de la administración y de los estados financieros.
8. Proyecto de distribución de utilidades.
9. Reforma del artículo 6º de los estatutos sociales - Aumento del capital autorizado.
10. Informe de la Junta Directiva sobre las actividades del Comité de Auditoría
11. Elección de Junta Directiva y asignación de honorarios.
12. Elección del Revisor Fiscal y fijación de los honorarios y recursos para su gestión.
13. Nombramiento del Defensor del Cliente y apropiaciones para su gestión.
14. Informe donaciones.
15. Proposiciones y varios.

Los documentos que ordenan la ley y los estatutos estarán a disposición de los Accionistas durante los quince (15) días hábiles anteriores a la fecha de la reunión, en la Secretaría General de la Corporación ubicada en la Carrera 13 No. 26-45 Piso 8º de la ciudad de Bogotá, D.C.

Los Accionistas que no concurran personalmente, pueden hacerse representar mediante poder otorgado por escrito, que debe contener, como mínimo, el nombre del poderdante y del apoderado, la persona en quien éste puede sustituirlo, si es del caso, la fecha de la Asamblea para la que se confiere y la clase de acciones que representa. Se recuerda que, salvo los casos de representación legal, los administradores y empleados de la Corporación no podrán representar acciones distintas de las propias ni sustituir los poderes que se les confieran.

JOSE ELÍAS MELO ACOSTA
Presidente

Corficolombiana

FILE No. 823437

Corficolombiana

RECEIVED

2009 FEB 12 A 10:59

RIDER 2

Profit or Loss Project to be submitted to the Assembly Meeting

The Board of Directors unanimously approved the project distribution project for the July-December 2008 period under the terms provided on the attached document. Such project shall be submitted to the consideration of the Shareholders General Assembly Meeting.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

Corficolombiana

CORPORACION FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
December 31, 2008

Profit before tax		$ 130.598.985.631.65
Less: tax provisions		$ 3.132.912.000.00
Profit after tax		127.466.073.631.65
To release reserve for future distributions (Taxable) :		$ 133.449.311.316.53
Profit at the disposal of the Assembly :		**260.915.384.948.18**
Reserve on investment valuation Dec 2336 /95	$ 156.834.559.00	
Reserve for future distributions	$ 150.759.032.862.34	
Dividend in cash of Col.Ps 528 per share over 159.420.858 common shares and 10.741.134 subscribed and paid in preferred shares as of December 31, 2008. This dividend shall be paid in six monthly allotments within the first five days of each month, starting from April, 2009.	**$ 89.845.531.776.00**	
Dividend in shares of Col.Ps. 118.44 per share over the 159.420.858 common shares and Col.Ps 118.44 per share over the 10.741.134 subscribed and paid in preferred shares as of December 31, 2008. This dividend shall be paid in shares at a rate of 1 share per each 110.581901199 common shares and 1 non-voting preferred dividend share per each 110.581901199 subscribed and paid-in preferred shares as of December 31, 2008. Shares shall be paid on April 1, 2009 to whoever holds the title of shareholder upon the time of making such payment according to the regulation in force. For this purpose, a total of 1.538.787 new shares shall be issued, 1.441.654 common shares and 97.133 preferred shares. The unit value of the shares to be submitted shall be the weighted average price of the common shares traded at the stock market from the 19th to the 23rd of January 2009, Col.Ps 13.097.32 (1) , of which Col.Ps 10 shall be accounted for in the capital account and Col.Ps 13.087.32 shall be accounted for on the legal reserve as a premium in the placement of shares.	$ 20.153.985.750.84	
EQUAL AMOUNTS	**$ 260.915.384.948.18**	**$ 260.915.384.948.18**
(1) The average price per share is based on INFOVAL´s report		

NOTE: With respect to the dividend to be paid in shares, the shareholders must agree on the payment in shares. Any shareholder electing the payment of this portion of the dividend in shares (NO TAXABLE) shall send a notice to the entity´s General Secretary´s office no later than March 16, 2009, until 5:00 p.m. to Carrera 13 No. 26-45, piso 8, General Secretary´s office in the city of Bogota, along with the RUT and a statement indicating whether he is a tax reporter. In case the shareholder remains silent, this portion of the dividend will be paid in cash (TAXABLE).

Any shareholder electing for the payment of the dividend in shares, has to take into account that any fraction of the shares will be paid in cash (TAXABLE) and charged to the reserve account for future distributions. The shares distributed as a result of the profit distribution shall not have the right to receive payment of any dividend in cash over the profits of the July-December 2008 period.

Any shareholder being an entity under the supervision of Superintendencia Financiera, that by reason of the payment of the dividends in shares increases its shareholding beyond the legal limits, may accept the payment in shares understanding that the receipt of shares that exceed its current shareholding shall be subject to previous authorization by Superintendencia Financiera which shall be obtained by each shareholder.

FILE No. 823437

CORPORACION FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
DICIEMBRE 31 DE 2008

Utilidad antes de impuestos			$	130,598,985,631.65
Menos: provisión de impuestos			$	3,132,912,000.00
Utilidad del ejercicio después de impuestos:			$	127,466,073,631.65
Liberar reserva futuros repartos (Gravable) :			$	133,449,311,316.53
Utilidad a disposición de la Asamblea :			$	260,915,384,948.18
Reserva sobre valoración de inversiones Dec 2336 /95	$	156,834,559.00		
Reserva para futuros repartos	$	150,759,032,862.34		
Dividendo en efectivo de $528 por acción sobre las 159.420.858 acciones ordinarias y las 10.741.134 acciones preferenciales suscritas y pagadas a diciembre 31 de 2008. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir de abril de 2009.		$89,845,531,776.00		
Dividendo en acciones de $118.44 por cada acción sobre las 159.420.858 acciones ordinarias y $118.44 por cada acción sobre las 10.741.134 acciones preferenciales suscritas y pagadas a diciembre 31 de 2008. Este dividendo se pagará en acciones, a razón de 1 acción por cada 110.581901199 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 110.581901199 acciones preferenciales, suscritas y pagadas a 31 de diciembre de 2008. El pago de las acciones se hará el día 1° de abril de 2009 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirá un total de 1.538.787 nuevas acciones, 1.441.654 acciones ordinarias y 97.133 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 19 al 23 de enero de 2009, $13.097,32 (1), de los cuales $10 serán contabilizados en la cuenta de capital y $13.087,32 en la cuenta de reserva legal por prima en colocación de acciones.	$	20,153,985,750.84		
SUMAS IGUALES	**$**	**260,915,384,948.18**	**$**	**260,915,384,948.18**

(1) El precio promedio diario de la acción se tomó del reporte de INFOVAL

NOTA: Sobre el dividendo a repartir en acciones, los accionistas deberán aceptar que el pago se haga en acciones. Los accionistas que opten por el pago de esta parte del dividendo en acciones (NO GRAVABLE), deberán informarlo mediante comunicación escrita que deberá ser entregada en la carrera 13 No. 26-45 piso 8 de la ciudad de Bogotá, oficinas de la Secretaría General de la entidad, a más tardar el 16 de marzo de 2009, hasta las 5:00 p.m, junto con el RUT y la manifestación de tener o no la calidad de declarante de renta. Si el accionista guarda silencio se le pagará esta parte del dividendo en efectivo (GRAVABLE).

Los accionistas que opten por el pago del dividendo en acciones, deben tener en cuenta que las fracciones de acciones se pagarán en efectivo (GRAVABLE) con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio julio-diciembre de 2008.

Los accionistas que tengan la condición de entidades vigiladas por la Superintendencia Financiera podrán aceptar el pago en acciones, en el entendido que el recibo de las acciones que puedan llegar a incrementar su participación actual en el capital suscrito y pagado de la Corporación estará condicionado a la autorización de la entidad de vigilancia, que será gestionada y obtenida por cada accionista, cuando de acuerdo con las disposiciones legales vigentes dicha autorización se requiera.

Corficolombiana

Corficolombiana

FILE No. 823437

RECEIVED

2009 FEB 12 A 10:03

RIDER 5

Shareholders`Representation (Resolution 116, of February 27/2002)

The Board of Directors maintained in force the Regulation it had adopted to assure compliance with provisions contained on Resolution 116 of 2002.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

Corficolombiana

APPLICATION REGULATION OF RESOLUTION 116 DATED FEBRUARY 27/2002 ISSUED BY SUPERINTENDENCIA DE VALORES

RESOLUTION

The Board of Directors with the legal and statutory powers conferred and

Considering

1) That Superintendencia de Valores added Resolution 1200 of 1995, with the issuance of Resolution 116 of February 27, 2002.

2) That Resolution 116, 2002, article one provides the immediate suspension of any behavior that threatens the rights of minority shareholders.

3) That by virtue of Resolution 116 of 2002, the Board of Directors of issuers, must establish a regulation containing appropriate and sufficient measures intended to obtain an equitable treatment to all the company`s shareholders.

4) That by virtue of requirements of Resolution 116 of 2002, and in order to assure compliance with the said resolution, the Board of Directors has issued the following regulations.

RESOLVES

ONE: FORBIDDEN BEHAVIORS: The following regulations are hereby forbidden:

1. Encourage, promote or suggest the shareholders the granting of powers where the name of the agent to the shareholders assembly meetings of the respective companies is not clearly defined.

2. Receive from the shareholders powers for the assembly meetings, where the respective agent`s name has not been clearly defined.

3. Admit as valid powers that have been conferred by the shareholders to participate at the shareholders meetings without meeting requirements provided on article 184 of the Commerce Code 1.

4. In case of individuals exercising the legal representation of the company through by-laws, the company`s liquidator and other officials, are prevented from suggesting or determining the name of the individuals who will act as agents at the shareholders assembly meetings.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

5. In case of individuals exercising the legal representation of the company through by-laws, the company`s liquidator and other officials, are prevented from recommending the shareholders to vote for a specific list.

6. In case of individuals exercising the legal representation of the company through by-laws, the company`s liquidator and other officials, are prevented from suggesting, coordinating, agreeing with any shareholder or agent, the submission at the assembly meeting of proposals to be submitted to their consideration.

7. In case of individuals exercising the legal representation of the company through by-laws, the company`s liquidator and other officials, are prevented from suggesting, coordinating, agreeing with any shareholders or agent, the voting in favor or against any proposal submitted to the meeting.

8. Also, the practices described in this article have to be suspended when such practices are carried out by an intermediary.

9. CFC`s managers or employees, may exercise the political rights inherent to their own shares and the shares they represent when acting as legal representatives.

10. In case of individuals exercising the legal representation of the company through by-laws, the company`s liquidator and other officials shall equally treat all CFC`s shareholders.

TWO: CORRECTIVE MEASURES AND WARRANTIES. CFC`s legal representatives, managers and other officials, shall take the following corrective measures and warranties:

1. Return to the principal the powers that may infringe any provision of the first article hereunder.

2. Advise the shareholders that the powers may not be granted to individuals involved either directly or indirectly with CFC`s management or employees.

3. Abstain from receiving special powers before the notice to the meeting that includes the issues to be treated at the respective assembly meeting.

4. Take any necessary measure to make sure the officials` performance is neutral with respect to the various shareholders.

5. Previous to the holding of the shareholders` assembly meeting, take any appropriate and sufficient measures to guarantee the effective participation of the shareholders at the assembly meeting and the exercise of their political rights.

THREE: RESPONSIBILITY TO COMPLY WITH THE REGULATIONS. CFC`s General Secretary is responsible for the compliance with this Regulation. As such, he shall submit a report when so required by the Board of Directors, indicating whether the regulation has been met. In case of any non-compliance, the Board of Directors shall take pertinent and necessary corrective measures against CFC`s legal representatives, managers and other officials.

FOUR: OBLIGATION OF THE BOARD OF DIRECTORS MEMBERS. Before every assembly meeting, the Board of Directors members shall require from the official responsible to verify observance with the procedures provided in the Regulation, so they are advised about its compliance, and shall take all the necessary measures to remedy any possible detected default.

FIVE: INTEPRETATION. The Board of Directors shall be in charge of the interpretation of this regulation.

----

[1]*Article 184 of the Commerce Code has established the following requirements with respect to the power granted: (i) to be granted in written form, (ii) to indicate the agent`s name and the individual who may substitute him, as the case may be; (iii) the date or time of the meeting or meetings for which the power is conferred. The powers granted abroad have the same requirements.*

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

REGLAMENTO DE APLICACIÓN DE LA RESOLUCION 116 DE FEBRERO 27/2002 EXPEDIDA POR LA SUPERINTENDENCIA DE VALORES

RESOLUCION

La Junta Directiva en uso de sus facultades legales y estatutarias y

Considerando

1) Que la Superintendencia de Valores adicionó la Resolución 1200 de 1995, mediante la expedición la Resolución 116 del 27 de febrero de 2002.

2) Que la Resolución 116 de 2002, en su artículo primero ordena suspender de inmediato conductas que atenten contra los derechos de los accionistas minoritarios.

3) Que en virtud de la Resolución 116 de 2002, las Juntas Directivas de las sociedades emisoras de acciones, estarán obligadas a establecer un reglamento que contenga medidas apropiadas y suficientes, orientadas a obtener un trato equitativo a todos los accionistas de la sociedad.

4) Que en virtud de los requerimientos de la Resolución 116 de 2002, y con el fin de asegurar el cumplimiento de dicha resolución, la Junta Directiva emite el siguiente reglamento.

RESUELVE

PRIMERO: CONDUCTAS PROHIBIDAS. Por medio del presente reglamento, se prohíben las siguientes conductas:

1. Incentivar, promover o sugerir a los accionistas el otorgamiento de poderes donde no aparezca claramente definido el nombre del representante para las asambleas de accionistas de las respectivas sociedades.

2. Recibir de los accionistas poderes para las reuniones de asamblea, donde no aparezca claramente definido el nombre del respectivo representante.

3. Admitir como válidos poderes conferidos por los accionistas, sin el lleno de los requisitos establecidos en el artículo 184 del Código de Comercio[1], para participar en asambleas de accionistas.

4. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, está prohibido sugerir o determinar el nombre de quienes actuarán como apoderados en las asambleas a los accionistas.

5. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, está prohibido recomendar a los accionistas que voten por determinada lista.

6. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, está prohibido sugerir, coordinar, convenir con cualquier accionista o con cualquier

representante de accionistas, la presentación en la asamblea de propuestas que hayan de someterse a su consideración.

7. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, está prohibido sugerir, coordinar, convenir con cualquier accionista o con cualquier representante de accionistas, la votación a favor o en contra de cualquier proposición que se presente en la misma.

8. También deberán suspenderse las prácticas descritas en el presente artículo cuando las mismas se realicen por interpuesta persona.

9. Los administradores o los empleados de la sociedad, podrán ejercer los derechos políticos inherentes a sus propias acciones y a aquellas que representen cuando actúen en calidad de representantes legales.

10. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, éstos estarán obligados en todo momento a asegurar un trato equitativo a todos los accionistas de la compañía.

SEGUNDO: MEDIDAS CORRECTIVAS Y DE SANEAMIENTO. Los representantes legales, administradores y demás funcionarios de CORPORACION FINANCIERA COLOMBIANA S.A., deberán adoptar las siguientes medidas correctivas y de saneamiento:

1. Deberán devolver a los poderdantes los poderes que pudieren contravenir lo prescrito en el artículo primero del presente reglamento.

2. Deberán informar a los accionistas que los poderes no podrán conferirse a personas vinculadas directa o indirectamente con la administración o con los empleados de la sociedad.

3. Deberán abstenerse de recibir poderes especiales antes de la convocatoria por medio de la cual se informe los asuntos a tratar en la asamblea respectiva.

4. Deberán adoptar todas las medidas necesarias para que los funcionarios de la sociedad obren con neutralidad frente a los distintos accionistas.

5. Deberán, previa a la celebración de la asamblea de accionistas, adoptar todas las medidas apropiadas y suficientes para garantizar la participación efectiva de los accionistas en la asamblea y el ejercicio de sus derechos políticos.

TERCERO: RESPONSABLE DEL CUMPLIMIENTO DEL REGLAMENTO. Se designa al Secretario General de la Corporación Financiera Colombiana S.A. como responsable del cumplimiento del presente Reglamento. En tal condición, estará obligado a rendir un reporte cuando la Junta Directiva así lo solicite, indicando si se está dando cumplimiento al reglamento. En caso de que no se esté cumpliendo el reglamento, la Junta Directiva deberá tomar las medidas correctivas que estime pertinentes contra los representantes legales, administradores y demás funcionarios de la sociedad.

CUARTO: OBLIGACION DE LOS MIEMBROS DE LA JUNTA DIRECTIVA. Los miembros de la Junta Directiva deberán requerir antes de cada asamblea al funcionario responsable de verificar el cumplimiento de los procedimientos

establecidos en el Reglamento, con el fin de que se les informe sobre el cumplimiento del mismo, y tomarán las medidas necesarias para remediar las posibles falencias detectadas.

QUINTO: INTERPRETACION. La interpretación de este reglamento estará a cargo de la Junta Directiva.

[1] El art. 184 del Código de Comercio exige para los poderes: (i) Que sean otorgados por escrito, (ii) Que en él se indique el nombre del apoderado y la persona que ha de sustituirlo, si es del caso, (iii) la fecha o época de la reunión o reuniones para las que se confieren. Los poderes otorgados en el exterior sólo requieren estas mismas formalidades.

END